# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stagwell Inc, CIK 0000876883
CUSIP: 85256A109
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000908758

## Reporting persons
- American Beacon Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,380,500; sole dispositive power 0; shared dispositive power 6,380,500; aggregate amount beneficially owned 6,380,500 (5.3% of the class)
- Resolute Investment Managers, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,380,500; sole dispositive power 0; shared dispositive power 6,380,500; aggregate amount beneficially owned 6,380,500 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Stagwell Inc
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, NEW YORK, 10007.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:
American Beacon Advisors, Inc.
Resolute Investment Managers, Inc.

(each individually a {Reporting Person} and collectively the {Reporting Persons}). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
220 East Las Colinas Blvd.
Suite 1200
Irving, TX 75039
Citizenship:
American Beacon Advisors, Inc. is a Delaware corporation
Resolute Investment Managers, Inc. is a Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
American Beacon Advisors, Inc.: shares
Resolute Investment Managers, Inc.: shares

The amount listed for American Beacon Advisors, Inc. (American Beacon) and Resolute Investment Managers, Inc. (Resolute) is beneficially owned by the American Beacon Small Cap Value Fund (the Fund), an investment company registered under section 8 of the Investment Company Act of 1940, and the American Beacon Small Cap Value Collective Investment Fund (the CIT). American Beacon is investment adviser to the Fund and the CIT and delegates voting and dispositive power over the Funds and CITs portfolio securities to unaffiliated investment advisers serving as sub-advisers to the Fund and the CIT. American Beacon is a wholly-owned subsidiary of Resolute. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, American Beacon and Resolute each expressly disclaims beneficial ownership of the Common Stock.
Percent of class:
American Beacon Advisors, Inc.: 5.29%
Resolute Investment Managers, Inc.: 5.29%

The percentage ownership is based upon 120,634,327 shares of Common Stock issued and outstanding as of November 1, 2023, as reported in the Issuers Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 2, 2023.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
American Beacon Advisors, Inc.: 6,380,500 shares
Resolute Investment Managers, Inc.: 6,380,500 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
American Beacon Advisors, Inc.: 6,380,500 shares
Resolute Investment Managers, Inc.: 6,380,500 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- American Beacon Advisors, Inc.: /s/Christina E. Sears, Vice President (02/28/2024)
- Resolute Investment Managers, Inc.: /s/Christina E. Sears, Vice President (02/28/2024)